Exhibit (a)(27)

399 PARK AVENUE 5TH FLOOR NEW YORK, NEW YORK 10022 T 1 212 883 3800 F 1 212 880 4260

March 25, 2022

Board of Directors

Southwest Gas Holdings, Inc.

8630 S. Durango Drive

Las Vegas, NV 89193

Ladies & Gentlemen:

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of the outstanding shares of common stock, par value $1.00 per share (the “Company Shares”), of Southwest Gas Holdings, Inc. (the “Company”) (other than the Excluded Holders (as defined below) and any of their respective affiliates), of the $82.50 per Company Share in cash, without interest, less any applicable withholding taxes (the “Consideration”), proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase, as amended through March 24, 2022 (the “Offer to Purchase”), the Supplement to the Offer to Purchase, dated December 7, 2021, as amended through March 24, 2022, and related letter of transmittal, as amended through March 24, 2022 (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Icahn Enterprises Holdings L.P. (“Holdings”), IEP Utility Holdings LLC, a wholly owned subsidiary of Holdings (the “Offeror”), Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (Holdings, the Offeror, Mr. Icahn and such other entities, collectively, the “Excluded Holders”), with the Securities and Exchange Commission on October 27, 2021, as amended through Amendment No. 19 filed with the Securities and Exchange Commission on March 24, 2015 (as so amended, the “Schedule TO”), provide for an offer for any and all of the Company Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Company Share accepted.

In arriving at our opinion, we have, among other things: (i) reviewed the Offer and the Schedule TO; (ii) reviewed certain publicly available business and financial information relating to the Company; (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts prepared by the management of the Company and provided to us on March 17, 2022, in each case as approved by you for our use in connection herewith; (iv) conducted discussions with members of the senior management and the Board of Directors and representatives of the Company concerning the information described in clauses (ii) and (iii) of this paragraph, as well as the businesses and prospects of the Company generally; (v) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vi) reviewed the financial terms of certain other transactions that we deemed relevant; and (vii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of (and have not independently verified) any of such information. With respect to the financial forecasts and other information relating to the Company, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We express no views as to the reasonableness of any such financial forecasts or the assumptions on which they are based. For purposes of our analysis and opinion, we have assumed, with your consent, that permanent financing for the Company’s acquisition of Dominion Energy Questar Pipeline, LLC and related entities will be completed in accordance with Company management’s plan. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Offer as compared to any strategic alternatives that may be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Offer or any aspect or implication of the Offer, except for the adequacy of the Consideration from a financial point of view to the holders of Company Shares (other than the Excluded Holders and their respective affiliates). We express no opinion as to the prices at which the Common Shares may trade at any time. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Offer and will receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company or any of the parties involved in the offer. We have provided investment banking and other services to the Company unrelated to the Offer and in the future may provide such services to the Company and have received and may receive compensation for such services. In the past two years prior to the date hereof, we acted as a financial advisor to the Company with respect to certain strategic matters. We have provided investment banking and other services to a Company in which affiliates of the Offeror owned approximately 39% and we received compensation for such services. We may in the future provide investment banking and other services to the Offeror or its affiliates and may receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Offer. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Offer or any other matter, including whether such stockholder should tender Company Shares in the Offer. This opinion does not address the fairness of the Offer or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration proposed to be paid to the holders of Company Shares pursuant to the Offer is inadequate from a financial point of view to such holders (other than the Excluded Holders and their respective affiliates).

Very truly yours,
MOELIS & COMPANY LLC

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